[Basic Earth Science Systems, Inc. Letterhead]
March 7, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-7010
Dear Mr. Wojciechowski:
In response to the Securities and Exchange Commission’s comment letter dated February 22, 2007 and our telephone conversation of March 6, 2007, we respectfully request an extension to respond to the SEC’s comment letter until March 15, 2007. The accounting/financial reporting department here at Basic Earth Science Systems, Inc. is essentially a one-person shop and due to the nature of a couple of the items in the comment letter, we would like to have a little extra time in which to adequately address these items.
Sincerely,
Basic Earth Science Systems, Inc.
/s/ David Flake
David Flake
Chief Financial Officer